

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 23, 2013

<u>Via U.S. Mail</u>
Mr. Keith E. Bass
President and Chief Executive Officer
WCI Communities, Inc.
24301 Walden Center Drive
Bonita Springs, FL 34134

   Re: **WCI Communities, Inc.**
     Pre-effective Amendments 6 and 7 to Registration Statement on Form S-1
     Filed July 19 and 22, 2013
     File No. 333-188866

Dear Mr. Bass:

  We reviewed the filings and have the comments below.

<u>Recent Land Acquisitions, page 7</u>

1. We note that you removed disclosures on pages 7, 136, and 139 related to the expected sale of home sites in the Lost Key Golf & Beach Club community for $9.8 million. Please tell us why these disclosures were removed. To the extent that the disclosures were removed because the transaction is no longer expected to close, please tell us in detail the reasons why this transaction is no longer expect to take place and describe management's current plans for these home sites. Please also confirm to us the carrying value of these home sites as of March 31, 2013.

<u>20. Subsequent Events, page F-36</u>

2. We note that your subsequent event footnotes refer to events after July 18, 2013. Please revise both your annual and interim financial statement footnotes to update the actual date through which subsequent events have been evaluated. Refer to ASC 855-10-50-1.

<u>Closing</u>

  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

Notwithstanding our comments, if you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their responsibilities under the Securities Act and the Securities Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement. Please allow adequate time for us to review any amendment before the requested effective date of the registration statement.

You may direct questions on comments on the financial statements and related matters to Lisa Haynes Etheredge, Staff Accountant, at (202) 551-3424 or Jeanne K. Baker, Assistant Chief Accountant, at (202) 551-3691. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Craig E. Slivka, Special Counsel, at (202) 551-3729.

Very truly yours,

/s/ Craig E. Slivka, for

Pamela A. Long
Assistant Director

cc: Via E-Mail
        Marc D. Jaffe, Esq.
        Senet S. Bischoff, Esq.
        Latham & Watkins LLP
        885 Third Avenue
        New York, NY 10022